Exhibit 95

MINE SAFETY INFORMATION

The Federal Mine Safety and Health Act of 1977 (Mine Act) imposes stringent health and safety standards on various mining operations. The Mine Act and its related regulations affect numerous aspects of mining operations, including training of mine personnel, mining procedures, equipment used in mine emergency procedures, mine plans and other matters. SWEPCo, through its ownership of Dolet Hills Lignite Company (DHLC), a wholly-owned lignite mining subsidiary of SWEPCo, is subject to the provisions of the Mine Act.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) requires companies that operate mines to include in their periodic reports filed with the SEC, certain mine safety information covered by the Mine Act. DHLC received the following notices of violation and proposed assessments under the Mine Act for the quarter ended June 30, 2022:

Number of Citations for S&S Violations of Mandatory Health or Safety Standards under 104 *	—
Number of Orders Issued under 104(b) *	—
Number of Citations and Orders for Unwarrantable Failure to Comply with Mandatory Health or Safety Standards under 104(d) *	—
Number of Flagrant Violations under 110(b)(2) *	—
Number of Imminent Danger Orders Issued under 107(a) *	—
Total Dollar Value of Proposed Assessments **	$266
Number of Mining-related Fatalities	—

*    References to sections under the Mine Act.
**     DHLC received 2 non-S&S citations during the first quarter of 2022. The proposed assessments ($133 each) for these citations were received during the second quarter of 2022. DHLC received 1 non-S&S citation during the second quarter of 2022. Proposed assessments for this citation were not received in this quarter.

There are currently no legal actions pending before the Federal Mine Safety and Health Review Commission.